July 3, 2013

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Johnny Gharib

Re:	Acucela Inc.
Confidential Draft Registration Statement on Form S-1
Submitted May 23, 2013
CIK No. 0001400482

Ladies and Gentlemen:

We are submitting this letter on behalf of Acucela Inc. (the “Company” or “Acucela”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 19, 2013 relating to the Company’s draft Registration Statement on Form S-1 (CIK No. 0001400482) confidentially submitted to the Commission on May 23, 2013 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed a copy of this letter transmitted via overnight delivery, along with five copies of Amendment No. 1 in paper format, which have been marked to show changes made to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1.

Generally

1.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

U.S. Securities and Exchange Commission

July 3, 2013

The Company has submitted additional exhibits with Amendment No. 1. The Company intends to submit or file to the Staff all omitted exhibits in a future submission or filing and will submit or file all exhibits in time to provide the Staff sufficient time for its review. The Company acknowledges that the Staff may have further comments upon examination of these exhibits.

2.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company hereby confirms that the graphics included in the Registration Statement are the only graphics that the Company intends to use in the prospectus. If the Company determines that it would prefer to use additional or alternative graphics, they will be submitted prior to their use for Staff review.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company supplementally advises the Staff that there are no such written communications. If the Company presents written communications to potential investors in reliance on Section 5(d) of the Securities Act, or if research reports are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act, it will provide copies of any such materials to the Staff.

4.	We note that you intend to apply for the listing of your common stock on the Mothers market of the Tokyo Stock Exchange. Please expand your disclosure to clarify whether you applied to obtain listing of your common stock, and if so, the status of your application. If you have not yet filed an application, please expand your disclosure to clearly state that an application has not yet been filed and disclose when you expect to file such an application.

The Company supplementally advises the Staff that, prior to the filing of the Registration Statement with the Commission, the Company will have filed an application to list its common stock on the Mothers market of the Tokyo Stock Exchange. Accordingly, the Company has revised its disclosure on the cover page, the table of contents page and page 124 to indicate that it has filed an application to list its common stock on the Mothers market of the Tokyo Stock Exchange. To the extent there is other information to report on the status of the application, the Company undertakes to provide such information in its future submissions.

U.S. Securities and Exchange Commission

July 3, 2013

Prospectus Summary

Product Pipeline, page 2

5.	We note your description of AMD as a retinal disease that causes patients to experience reduced central vision and leads to significant and irreversible loss of central vision in severe cases under the first bullet point. Please expand your disclosure to provide a similar description for DR/DME.

The Company has revised the above disclosure on page 2 as requested.

6.	We note your statement in the second bullet point, “Unlike other available treatments, rebamipide offers a mechanism of action that increases the level of mucin in the tear film covering the conjunctiva and cornea and thus differentiates itself from other approved treatments.” Please expand your disclosure to briefly describe how other approved treatments work differently than rebamipide.

The Company has revised the above disclosure on page 3 as requested.

7.	We note your description of glaucoma as a progressive disease that may lead to diminished visual function and blindness if not adequately treated under the third bullet point. Please revise your disclosure to provide a similar description of “ocular hypertension.”

The Company has revised the above disclosure on page 3 as requested.

8.	Please define the terms “conjunctival hyperemia” and “cardiac arrhythmia” in the third bullet point.

The Company has revised the above disclosure on page 3 as requested.

Visual Cycle Modulation, page 3

9.	We note your reference to maintaining a leadership position in the area of visual cycle modulation in this section and throughout the prospectus. Please clarify whether your primary competitors have developed or are developing products in reliance on visual cycle modulation and, if so, why you believe you hold a leadership position in relation to these entities. Otherwise, please delete your reference to maintaining a “leadership position” in the area of VCM throughout your prospectus.

The Company has clarified the above disclosure on page 4 as requested. In support of the Company’s assertions, the Company supplementally advises the Staff that the Company is unaware of any other clinical-stage company pursuing the development of drug treatments based

U.S. Securities and Exchange Commission

July 3, 2013

on visual cycle modulation. In addition, the Company has acquired the patents of ReVision Therapeutics, Inc., the only other clinical-stage company that pursued a similar methodology to treat retinal diseases.

10.	We note that your VCM-based product candidates have demonstrated modulation of the visual cycle and a favorable system safety profile in early clinical trials. Please expand your disclosure to also discuss any adverse effects experienced by participant in the clinical trials to your VCM-based product candidates.

To address the Staff’s comment, the Company has expanded its disclosure on page 4 beneath the subheadings “Competitive Strengths of Visual Cycle Modulation” and “Risks,” and included a cross-reference to this disclosure under the subheading “Visual Cycle Modulation.”

Competitive Strengths of Visual Cycle Modulation, page 4

11.	We note the advantages of VCM listed in this section. Please provide an appropriately titled section outlining any weaknesses of VCM including any concerns regarding the market acceptance of products developed in reliance on VCM.

In light of the Staff’s comment, the Company has disclosed weaknesses and observed adverse events from clinical trials and added a new bullet point under the subheading “Risks” on page 4 to highlight the fact that VCM technology is an emerging technology and its long-term effect is unknown. While the Company considered adding a separate section as requested, the Company believes there are limited known weaknesses of VCM, and, therefore, respectfully submits that the advantages of VCM can be appropriately balanced through the newly added discussion of the weaknesses of VCM appearing immediately following the strengths.

Risk Factors

Mothers Market Risk Factor

12.	Add a risk factor that discusses the risks resulting from the fact that your sole listing will be on the Mothers Market of the Tokyo Stock Exchange, which appears to have less rigorous corporate governance requirements than those of the NYSE or Nasdaq, such as not requiring that a majority of your directors be independent. Then discuss in greater detail the Mothers Market corporate governance provisions to which you will be subject in the section entitled “Japanese Equity Markets” (p. 109).

The Company has included a risk factor on page 26 that outlines the risks of listing on the Mothers market and provided a greater description of the corporate governance provisions of the Mothers market to which the Company is subject on pages 115 and 116.

U.S. Securities and Exchange Commission

July 3, 2013

Risks Related to Our Business and Industry

We are dependent on our management team, particularly Ryo Kubota M.D.,…, page 14

13.	To the extent that you have experienced problems attracting and retaining key management personnel in the recent past, please revise your disclosure to describe these problems.

The Company supplementally advises the Staff that it has experienced no problems attracting and retaining key management personnel in the recent past. Accordingly, it has not revised its disclosure in light of the Staff’s comment. While the Company has experienced transitions in its most senior development role in 2011 and 2013, the Company respectfully submits that these departures were not illustrative of the risks described in this risk factor.

We face the risk of product liability claims and may not be able to obtain…, page 15

14.	To the extent that you have received notice of any material product liability claims, please revise your disclosure to discuss such claims and the potential consequences.

The Company supplementally advises the Staff that it has not received notice of any material product liability claims. Accordingly, it has not revised its disclosure in light of the Staff’s comment.

Risks Relating to Intellectual Property and Other Legal Matters

If we are unable to protect the confidentiality of our proprietary information…, page 18

15.	To the extent that one of your employees, consultants, advisors or any third party has breached their confidentiality agreement and disclosed any of your proprietary know-how, information and technology, please discuss the breach and the potential consequences.

The Company supplementally advises the Staff that it is not aware of any breach of a confidentiality agreement by its employees, consultants, advisors or other third party. Accordingly, it has not revised its disclosure in light of the Staff’s comment.

16.	Identify those foreign countries in which you may operate that do not protect a company’s proprietary rights to the same extent as the laws of the United States.

The Company has revised the above risk factor on page 20 in light of the Staff’s comment. The Company has not identified specific countries in which it may operate in the future because the Company expects that its expansion plans will remain undetermined until its product candidates reach a later stage of development.

U.S. Securities and Exchange Commission

July 3, 2013

We may become involved in lawsuits to protect or enforce our patents…, page 19

17.	To the extent that you have initiated any actions related to possible infringement of your intellectual property, please discuss the situation and potential consequences in this risk factor discussion.

The Company supplementally advises the Staff that it has not initiated any actions related to possible infringement of its intellectual property. Accordingly, it has not revised its disclosure in light of the Staff’s comment.

Risks Relating to Our Financial Results and Need for Financing

We may need additional financing, which may be difficult to obtain…, page 21

18.	Please expand your disclosure in this section to quantify the amount of your cash and cash equivalents and working capital as of March 31, 2013.

The Company has expanded the above disclosure on page 22 as requested.

Estimates and Statistical Data, page 27

19.	We note your statement, “Although we have not independently verified the accuracy or completeness of the data contained in these scientific publications and reports, …” It is not appropriate to infer that you are not liable for statements included in your registration statement. Please delete this portion of the sentence or specifically state that you are responsible for the referenced information.

The Company has revised the above disclosure on page 29 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 40

20.	We have the following comments regarding your disclosure and accounting for stock-based compensation:

•

Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comments in this regard when the amendment containing that information is filed.

U.S. Securities and Exchange Commission

July 3, 2013

•

On pages 42 and 43 of your discussion about the fair value of stock option grants, you indicate that you utilized and assumed an annual volatility rate (“based on our peer group”) of 55.0% and 50% for calculating fair value on options granted April 1, 2012 and October 1, 2012 respectively. Please tell us the name of these companies and explain to us why you deemed them to be comparable to you. In your response, for each of these companies, tell us the following information at your valuation date:

•	annual revenues;

•	annual product revenues;

•	net income/loss;

•	assets;

•	equity;

•	number of products in development and their stages of development; and

•	number of marketed products

•

Please include a discussion as to why the fair value of your common stock on February 14, 2013 did not change from the prior valuation. Tell us if you took into consideration the initiation of the Phase 2b/3 clinical trial in February 2013 as disclosed on page F-27.

•

Please provide in your filing, containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

•

Please confirm that you have not issued any additional equity issuances including stock options, warrants, convertible preferred stock and debt since the latest balance sheet date or provide additional disclosure through the date of effectiveness.

•

Tell us how you considered the IPO price in determining the stock compensation to be recorded for shares to be issued in the second quarter of 2013 to Dr. Kubota as disclosed in Note 16 on page F-27 and in Note 9 on page F-36. Disclose the number of shares granted and provide us a calculation of the stock compensation recorded.

The Company’s responses to the Staff’s comments are as follows:

•	The Company notes that the Staff is deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified.

•

The Company supplementally advises the Staff that the Company has used the following companies in its peer group for its April 1, 2012 and October 1, 2012 valuations: Regeneron Pharmaceuticals, Inc., Medicis Pharmaceutical Corp., GenVec, Inc., Dendreon Corp., Seattle Genetics Inc., and Vertex Pharmaceuticals Incorporated.

U.S. Securities and Exchange Commission

July 3, 2013

The volatility rate used in the Company’s stock option valuation is consistent with the volatility calculated for use in the third-party valuation of the Company’s common stock. As noted, we developed an estimate of the volatility of the Company’s common stock through an analysis of the common stock volatility of peer companies. The peer companies were selected by us, in consultation with a third-party valuation specialist who also assists us with a determination of the enterprise value of the Company as a whole. When selecting peer companies, we considered a variety of characteristics of these companies including the phase of clinical trials in process, the type and extent of strategic collaborations, company size, geographic location, and product candidate portfolio.

As there is no group of companies that exactly mirrors the characteristics of Acucela, the Company has selected a group of companies with a range of characteristics, so that they would be considered representative of the Company’s volatility, when considered as a group. Specifically, the companies included in the Company’s peer group were as follows:

Regeneron Pharmaceuticals, Inc. —Similar to Acucela, Regeneron has products in development to treat ophthalmologic diseases. Like Acucela, Regeneron has pharmaceutical treatments for ophthalmologic diseases in Phase 3 clinical trials.

Medicis Pharmaceutical Corp. —Like Acucela, Medicis has collaborative research and development arrangements through which it has partnered with large pharmaceutical companies in its drug development.

GenVec, Inc. —GenVec is similar in size to Acucela, with 78 employees. Companies of similar size often have similar operational strategies and challenges.

Dendreon Corp. — Like Acucela, Dendreon is principally focused on a lead product. Dendreon is also a Seattle-based organization, and thus is often competing for the same talent and resources as Acucela.

Seattle Genetics Inc. —Like Acucela, Seattle Genetics is focused on a lead product. Seattle Genetics is also a Seattle-based organization, and thus is often competing for the same talent and resources as Acucela.

Vertex Pharmaceuticals Incorporated —Like Acucela, Vertex has collaborative research and development arrangements through which it has partnered with large pharmaceutical companies in its drug development

U.S. Securities and Exchange Commission

July 3, 2013

Please see Exhibit A attached hereto for financial and market information regarding these companies as of each valuation date. The Company further notes that, in connection with the Company’s May 1, 2013 valuation, the Company updated this peer group to remove Medicis Pharmaceuticals Corp. as a result of its acquisition and, in light of the Company’s planned listing of its common stock on the Mother’s market of the Tokyo Stock Exchange, added eight Japanese exchange-listed companies to the peer group described above. The change in the mix of peer companies did not have a material impact on the valuation of the Company’s common stock as of May 1, 2013.

•

The fair value of the Company’s common stock on February 14, 2013 did not change compared to the value as of October 1, 2012 because the assumptions underlying the Company’s enterprise valuation over this period did not change. The October 1, 2012 valuation took into consideration the expected Phase 2b/3 clinical trial initiated in February 2013. The start of this clinical trial occurred in line with the timing and scope assumed in the October 1, 2012 valuation and therefore no update to the Company’s common stock valuation was warranted in February 2013. In light of the Staff’s comment, the Company has added disclosure on page 46 to indicate that the April 1, 2012 and October 1, 2012 valuations were based on a targeted NDA approval date for emixustat of 2019. The Company believes that the newly-revised disclosure and the newly-added disclosure that appears in the third paragraph under the subheading “May 1, 2013 Valuation” addresses the Staff’s request for additional disclosure.

•	The Company advises the Staff that it will provide the requested information in the amendment in which the IPO price range is specified.

•

The Company advises the Staff that it will continue to issue equity, primarily stock options, through the date of effectiveness. As these issuances occur, the Company will disclose them in subsequent amendments to the Registration Statement as appropriate. In this regard, the Company notes that it has updated its disclosure on pages 43 and 45-47 to provide information regarding its May 22, 2013 stock option grants, and the associated common stock valuation, as of May 1, 2013 and adopted by the Company’s board of directors on May 22, 2013.

•

The IPO price or range has not yet been established and, as a result, the stock compensation recognized for shares issued to Dr. Kubota during the second quarter of 2013 was calculated by multiplying the fair value of the Company’s common stock (in this case, $22.69 as of May 1, 2013 and adopted by the Company’s board of directors on May 22, 2013) by the number of shares issued (in this case 10,636), resulting in a total share value of $241,331. The calculation of the stock compensation expense for the award of shares to Dr. Kubota was consistent with the methodology the Company used in calculating stock compensation for prior awards. The remainder of the approximately $400,000 total value of the compensation represents the cash bonus granted to Dr. Kubota to cover estimated taxes associated with the compensation. The Company intends to provide the details outlined above in its next amendment to the Registration Statement, when it plans to include financial information for the six months ended June 30, 2013.

U.S. Securities and Exchange Commission

July 3, 2013

Business

Visual Cycle Modulation, page 56

21.	Please revise your diagram on page 58 to enlarge the size of the wording used in the diagram so it is more clearly visible.

The Company has revised the diagram on pages 61 and 62 as requested.

Competitive Strengths of Visual Cycle Modulation, page 60

22.	Under the last bullet point of this section, you state that your VCM-based therapies are non-retinoid compounds, which avoid the serious systemic side effects typically observed with retinoids. Please expand your disclosure to describe the serious systemic side effects typically observed with retinoids.

The Company has expanded the above disclosure on page 63 as requested.

Summary of Completed Emixustat Clinical Trials

23.	Please disclose whether there were any adverse effects or serious adverse events associated with your completed emixustat clinical trials.

The Company has revised the above disclosure on page 67 as requested.

Phase 2a Proof-of-Concept Dose Escalation Study, page 64

24.	Please describe the “minimal systemic adverse events” that were observed during this study.

The Company has revised the above disclosure on page 68 as requested.

Rebamipide for Dry Eye Syndrome, page 67

25.	Please describe “Sjogren syndrome” the first time you refer to the condition.

The Company has revised the above disclosure on page 72 as requested.

U.S. Securities and Exchange Commission

July 3, 2013

26.	We note your disclosure that results from clinical trials in Japan demonstrated statistically significant effect on ocular signs and symptoms associated with dry eye syndrome. Please revise your disclosure to provide additional description of these clinical trials including the number of patients enrolled, the objectives of the study, the number of subjects, and primary endpoints. Please also disclose the p-value in relation to the statistical significance determination.

The Company has revised the above disclosure on page 73 as requested.

OPA-6566 for Glaucoma, page 69

27.	Please define the terms “conjunctival hyperemia,” “bradycardia” and “bronchoconstriction.”

The Company has revised the above disclosure on pages 58 and 74 as requested.

28.	Please disclose whether there were any adverse effects or serious adverse events associated with your Phase 1/2 clinical trial for OPA-6566.

The Company has revised the above disclosure on pages 74 and 75 as requested.

Collaborations with Otsuka

Emixustat hydrochloride, page 70

29.	Please disclose the percentage of royalties on net sales referenced in the fifth, sixth and seventh bullet points of this section. In this regard, we note your disclosure in the notes to the financial statements that each party to your agreement shall pay the other party a royalty of 2% on annual aggregate net sales of collaboration products in their sole territories.

The Company has revised the above disclosure on page 75 as requested.

U.S. Securities and Exchange Commission

July 3, 2013

Rebamipide, page 72

30.	We note your disclosure at page 37 that Otsuka is obligated to make royalty payments of up to 6% based on achievement of certain sales levels under your rebamipide agreement. Please disclose this percentage royalty on net sales in the fourth bullet point of this section.

The Company has revised the above disclosure on page 77 as requested.

Transactions With Related Parties, Founders and Control Persons

Arrangement with Otsuka, page 98

31.	We note your disclosure that you entered into a security agreement with Otsuka, pledging various interests and rights to secure advances of funds from Otsuka under the Emixustat Agreement. To the extent that this security agreement is a separate agreement and not part of the Emixustat Agreement to be filed by amendment, please file this security agreement as an exhibit to your registration statement.

The Company supplementally advises the Staff that the security agreement is part of the Emixustat Agreement submitted as Exhibit 10.09 to Amendment No. 1.

Consulting Relationship, page 99

32.	Please file the consulting agreement with Mr. Kresel as an exhibit.

As requested, Mr. Kresel’s consulting agreement has been submitted as Exhibit 10.13 to Amendment No. 1.

Shares Eligible For Future Sale, page 107

33.	Add a paragraph regarding Regulation S that discloses that, since you are a U.S. company, your equity securities that are the subject of an offshore transaction made pursuant to Regulation S are deemed to be restricted securities, as defined in Rule 144, and those securities will continue to be restricted securities notwithstanding that they were acquired in a resale transaction made pursuant to Regulation S. See Securities Act Rule 905.

The Company has included additional disclosure regarding the provisions of Regulation S, including the resale limitations of Rule 905, on page 114 as requested.

U.S. Securities and Exchange Commission

July 3, 2013

Tax Matters, page 111

34.	An investor is entitled to rely on the information contained in the registration statement. Therefore, delete your disclaimers on pages 113 and 116 that the “discussion of material U.S. federal income and estate tax consequences is for general information only” and “is not tax advice” since they imply that an investor may not so rely on the information disclosed.

The Company has revised the above disclosure on pages 119 and 122 as requested.

Underwriting, page 117

35.	Please confirm that the lock-up agreement will be filed as part of the underwriting agreement. If not, please file the form of lock-up agreement as an exhibit.

The Company supplementally advises the Staff that the lock-up agreement will be submitted or filed as part of Exhibit 1.01 to the Registration Statement, when the form of underwriting agreement is available.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5. Collaboration and License Agreements

Emixustat Collaboration, page F-14

36.	You state here that “Under the agreement, Otsuka will fund our share of the Phase 2 and Phase 3 development costs in the form of a secured promissory note.” And “As the agreement contains elements of funded development, we evaluated the agreement to determine if our obligation to Otsuka under the secured promissory note should be accounted for as a liability to repay a loan or as an obligation to perform contractual services. To conclude that a liability to repay a loan does not exist, the transfer of the financial risk involved with research and development from us to Otsuka must be substantive and genuine. We have determined that our obligation to Otsuka should be accounted for as an obligation to perform contractual services because repayment depends solely on the results of development having future economic benefit. Consequently, amounts received from Otsuka for our share of development costs under the agreement are recognized as revenue. Through the year ended December 31, 2012, we had recognized revenue of approximately $15,400,000, which is contingently repayable as described above. As of December 31, 2012, the contingently repayable funding has accrued $372,000 of interest, which is contingently repayable along with the above.” Please address the following:

•

Tell us how you considered the guidance in ASC 730-20-25-5 and ASC 730-20-25-6 paragraph c. in arriving at your conclusions. Please address the criteria in ASC 730-20-20, the definition of a related party in your response.

U.S. Securities and Exchange Commission

July 3, 2013

•

You state on page F-15 that the loan is repayable only in the event that proceeds are generated by any future product sales under the collaboration agreement which differs from your disclosure on page 51. Please revise your disclosure in the filing for consistency and tell us why the additional criteria for repayment does not preclude you from recording revenue from the payments received. Cite the applicable GAAP guidance you are using to support your accounting treatment.

The Company’s responses to the Staff’s comments are as follows:

•	The Company has addressed the guidance of ASC 730-20-25-5 and ASC 730-20-25-6, paragraph c, as follows:

The Company considered whether, even though the written agreement between the Company and Otsuka does not require repayment, if other conditions existed to suggest that the Company would repay any of the funds regardless of the results of the research and development. We concluded that repayment of funds, regardless of the outcome of the research and development, is not probable as there are no additional surrounding conditions to indicate that the Company is likely to bear the risk of failure of the research and development.

At the time of execution of the Emixustat Agreement, there was substantial development risk in completing the project. The compound was in Phase I clinical development, a stage of development where research and development risk remains substantive. Based upon the valuation report prepared by the Company’s third-party valuation specialists, dated October 31, 2008, the estimated probability of completion and launch of a product in Phase 1 development was 16% in the United States.

There are no other written or oral side agreements between the Company and Otsuka that indicate that the funding of the clinical trial costs will be repaid outside of the proceeds defined in the Emixustat Agreement.

The Company considered paragraphs a. through d. of ASC 730-20-25-6 to evaluate if other conditions lead to the presumption that the Company will repay Otsuka, concluding that the conditions in a., b., and d. are not present.

U.S. Securities and Exchange Commission

July 3, 2013

The Company also evaluated its related party relationship with Otsuka and concluded that the presumption that we would repay Otsuka is overcome by the controlling interest held by the Company’s founder and chief executive officer and other factors. With respect to the related party relationship, the Company considered the definition of a Related Party under ASC 730-20-20 as follows:

At the time of entering into the Emixustat Agreement, Otsuka had an ownership interest in the Company of approximately 6.7%. This ownership percentage is below the 10% threshold used in the definition of a related party as a principal owner. The evaluation as to the accounting treatment of the arrangement, per paragraph 1 of ASC 730-20-25, is to be made at the time of entering into the agreement. When evaluating whether this creates a presumption of repayment, the Company considered what rights and influence such ownership provides to Otsuka. This ownership level does not allow for a seat on the Company’s board of directors. Their influence is further limited by the fact that the Company’s chief executive officer and founder had, and continues to have, 51% ownership and control over the Company. As such, Otsuka does not have the ability to require the Company to repay the funds outside the terms of the agreement.

SEC Topic 5.O. was also considered, as this guidance states that a significant related party relationship exists when 10% or more of a funding party is owned by parties related to the enterprise performing the research and development activities. In addition, SEC Topic 5.O. provides guidance that “in unusual circumstances, the Staff may also question that appropriateness of treating a research and development arrangement as a contract to perform service for others at the less than 10 percent level.” As noted above, Otsuka’s ownership interest at the time that the agreement was entered into was 6.7%. Although Otsuka’s ownership of the Company subsequently increased, Otsuka does not and did not have representation on the Company’s board of directors, they have agreed to limit their ownership to less than 15% in order to avoid control issues / rules imposed by the Japanese regulatory authorities which could create issues for an IPO in Japan, and the Company’s chief executive officer and founder still controls 51% of the Company. Accordingly, the Company does not believe a significant related party relationship exists, and has not noted unusual circumstances to the contrary.

In summary, the Company’s management concluded that Otsuka does not have the influence to compel the Company to pay back the promissory Note based on the Emixustat Agreement. Considering the terms and conditions of the promissory note, the Company’s management concluded that substantial evidence exists to overcome the presumption that the Company has an obligation to repay Otsuka.

•

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 to consistently disclose that the loan is repayable from either proceeds of product sales or the sale or licensing of collaboration compounds or collaboration products.

U.S. Securities and Exchange Commission

July 3, 2013

The loan repayment terms generally indicate that the note shall be due and payable in cash from proceeds the Company may generate if the compound is successfully developed and commercialized. In addition, proceeds the Company receives from the sale, licensing, or sublicensing of rights to Collaboration Compounds or Collaboration Products or the underlying intellectual property rights in the Acucela territory (which could theoretically take place prior to successful development) are also shared with funding party. Should the Company receive proceeds as described above, the funding party would be entitled to 50% of such funds. The decision to sell, license or sublicense rights in the Acucela territory is a contingent event within the Company’s control. The underlying risk of repayment continues to borne by the funding party because it does not have the ability to influence the Company’s decision to sell, license or sublicense rights in the Acucela territory. As the only guaranteed vehicle for repayment of the funds is contingent upon the success of the research and development, the repayment is not considered to be assured.

In this situation, and pursuant to the guidance of ASC 730-20-25-8, the financial risk associated with the research and development has been transferred and the Company is to account for its obligation as a contract to perform research and development for the other party. Accordingly, the Company has recognized revenue as these services are performed, pursuant to its revenue recognition policies.

* * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4555. In his absence, please direct your questions or comments to William L. Hughes at (415) 875-2479 or Stephen M. Graham at (206) 389-4520

Sincerely,

/s/ Matthew Karwoski

Matthew Karwoski

cc:

Ryo Kubota, Chief Executive Officer

David L. Lowrance, Chief Financial Advisor

Acucela Inc.

Bryan Pitko

James Peklenk

Mary Mast

Securities and Exchange Commission

Stephen M. Graham, Esq.

William L. Hughes, Esq.

Fenwick & West LLP

U.S. Securities and Exchange Commission

July 3, 2013

Exhibit A

This following information is presented in U.S. dollars, in millions, with income statement data presented for the most recently ended fiscal year and most recently reported balance sheet data as of each valuation date. Neither trial stage data for development products nor the number of development products was readily available as of the valuation dates. As a result, such information shown below was based on a review of peer company websites:

April 1, 2012 Valuation

Company	Annual Revenues	Annual Product Revenues	Annual Net Income/Loss	Assets	Equity	Number of Products in Clinical Development	Number of Marketed Products
Regeneron Pharmaceuticals, Inc.	$445.8	$44.7	$(221.8)	$1,350.2	$504.0	13	2
Medicis Pharmaceutical Corp.	721.1	716.8	126.5	1,498.7	833.7	—	10
GenVec, Inc.	17.7	—	(7.4)	26.9	23.7	—	—
Dendreon Corp.	341.6	213.5	(337.8)	942.0	279.5	5	1
Seattle Genetics	94.8	43.2	(152.0)	412.6	220.2	5	1
Vertex Pharmaceuticals Incorporated	1,410.6	950.9	41.1	2,345.8	1,068.1	9	2

October 1, 2012 Valuation

Company	Annual Revenues	Annual Product Revenues	Annual Net Income/Loss	Assets	Equity	Number of Products in Clinical Development	Number of Marketed Products
Regeneron Pharmaceuticals, Inc.	$445.8	$44.7	$(221.8)	$1,660.6	$806.0	12	3
Medicis Pharmaceutical Corp.	721.1	716.8	126.5	1,863.8	827.8	—	13
GenVec, Inc.	17.7	—	(7.4)	20.4	16.6	—	—
Dendreon Corp.	341.6	213.5	(337.8)	742.1	57.8	4	1
Seattle Genetics	94.8	43.2	(152.0)	415.3	222.6	6	1
Vertex Pharmaceuticals Incorporated	1,410.6	950.9	41.1	2,718.8	1,226.4	8	2

U.S. Securities and Exchange Commission

July 3, 2013

As of June 2013

Company	Number of Development Products & Stages	Number of Marketed Products
Regeneron Pharmaceuticals, Inc.	Phase 3: 3 Phase 2: 2 Phase 1: 8	3
Medicis Pharmaceutical Corp.	0	13
GenVec, Inc.	Not available	Not available
Dendreon Corp.	Phase 3: 1 Phase 2: 0 Phase 1: 2	1
Seattle Genetics	Phase 3: 1 Phase 2: 0 Phase 1: 4	1
Vertex Pharmaceuticals Incorporated	Phase 3: 1 Phase 2: 4 Phase 1: 1	2